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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-13103
CUSIP NUMBER 17163B102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ciber, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6312 South Fiddler’s Green Circle, Suite 600E
Address of Principal Executive Office (Street and Number)

Greenwood Village, Colorado, 80111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ciber Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). As of March 3, 2017, the outstanding principal balance on the Company’s credit facility (as amended, the “Credit Facility”) with Wells Fargo Bank, N.A.  (“Wells Fargo”) was approximately $28.2 million.  As described in various Current Reports on Form 8-K filed with the SEC, Ciber and Wells Fargo have entered into multiple amendments to the Credit Facility.  The Credit Facility provides that it is an Event of Default if, among other things, the Company:

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

•                  fails to deliver, on or before March 6, 2017, an updated 13-week cash forecast in form and substance acceptable to Wells Fargo in its discretion, which is to be updated on a rolling basis weekly;

•                  fails, on or before March 15, 2017, to appoint an officer acceptable to Wells Fargo to oversee and manage the day-to-day performance of the Company’s cash management, compliance with the 13-week forecast and certain other strategic transactions required to avoid certain Events of Default under Section 8.18 of the Credit Agreement;

•                  fails, on or before March 15, to deliver an executed sale agreement for a financial transaction with net proceeds consistent with the 13-week forecast (the Company was unable to deliver such an executed sale agreement by March 15, 2017) and close such transaction on or before March 22, 2017;

•                  fails, at all times from October 27, 2016 through the date of the financial transaction described above, to retain a strategic advisor acceptable to Wells Fargo hired to support such financial transaction; and

•                  fails, on or before March 31, 2017, to permanently repay all of the outstanding balance under the Credit Facility, which is an acceleration of the May 7, 2017 maturity date otherwise applicable under the Credit Facility.

The Credit Facility also limits the Company’s ability to borrow under the Credit Facility to pay for amounts beyond expenses in the 13-week cash forecast, updates to which are provided weekly to Wells Fargo.  In addition, it is an Event of Default under the Credit Facility if, commencing on March 3, 2017, the US Revolver Usage (as defined in the Credit Facility) at the close of any Business Day exceeds the lesser of 100% of the forecasted figure in the 13-week cash forecast required under the Credit Facility and $32.5 million. The definition of the US Borrowing Base allows for a Permitted Overadvance Amount that is defined as (i) through and including, March 22, 2017, $7,071,000, and (ii) after March 22, 2017, $0.  The Credit Facility also limits the Company’s ability to make certain intercompany advances. It is also an Event of Default under the Credit Facility if, at any time after March 3, 2017, Wells Fargo fails to be satisfied, in its discretion, that the Company and the applicable counterparties remain in active, timely and good faith negotiations and documentation concerning one or more financial transactions that would satisfy the requirement of the permanent repayment, on or before March 31, 2017, of all of the obligations under the Credit Facility.

For more information about the amendments to the Credit Facility, please see the Company’s Current Reports on Form 8-K regarding the Credit Facility filed with the SEC on June 17, 2016; August 26, 2016; October 6, 2016; November 2, 2016; December 7, 2016; January 3, 2017; January 13, 2017; February 1, 2017; March 1, 2017; March 6, 2017; March 15, 2017 and the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2016, which are incorporated by reference herein.

The Company is in continued negotiations with Wells Fargo regarding the Credit Facility. The Company is also in discussions with other third party lenders regarding financing that would be used to repay the Credit Facility and potentially provide other working capital. However, there are no binding commitments for new financing at this time and the Company can give no assurance that the Company will be able to obtain alternative financing or resolve issues under the Credit Facility with Wells Fargo.

As previously disclosed, the Company’s Board of Directors has engaged a strategic adviser to assist in exploring strategic alternatives for the Company, which could include, in addition to financing transactions, a merger, acquisition, joint venture, divestiture, or other disposition of some or all of the assets of the Company outside of the ordinary course of Ciber’s business. No decision has been made as to whether the Company will engage in a transaction resulting from the consideration of strategic alternatives and there can be no assurance that any transaction will occur or, if undertaken, the terms or timing of such a transaction.

Without alternative financing or proceeds from other strategic alternatives, the Company expects that it will be unable repay the balance of the Credit Facility by March 31, 2017.

Amending the Credit Facility or entry into new financing arrangements, as well as the undertaking of a strategic alternative(s), would significantly impact the disclosures in the Form 10-K.  As such, the Company believes that waiting to file the Form 10-K until the financing issues and strategic alternatives have been addressed is in the best interest of the Company’s shareholders.  Unless the Company is able to address the liquidity challenges described above, the future of the Company is uncertain. Without a transaction sufficient to address the Company’s financial situation, the Company expects to conclude in the Form 10-K when filed that there is substantial doubt about the Company’s ability to continue as a going concern, and the Company expects in such case that the report of its independent registered public accounting firm on the Company’s 2016 consolidated financial statements in the Form 10-K when filed will include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aiden Dunning	+44	(20) 7 487 4366
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following continuing and discontinued results of operations and working capital and liquidity and capital resources are unaudited.

The following presents unaudited financial information about our reporting segments from continuing operations, comprised of our North America and Other segments:

Revenue from continuing operations of $378.3 million in 2016 fell 12.6% compared to 2015. The North American segment posted revenue of $375.1 million, down 12.6% compared to 2015.

Gross profit margin from continuing operations for the full year decreased to 21.9% in 2016, compared with 26.9 % in 2015. North America gross margin decreased from 2016 as compared to 2015 due to implementation delays and cost overruns in our Oracle practice, as well as a decrease in SAP, ADM and Talent Services practices due to projects ending or ramping down. North America gross margin was further reduced by increased bench costs.

SG&A for continuing operations for the full year increased to $129.6 million from $121.1 million, a 7.0% increase from 2015.  North America SG&A costs increased due to investments in recruiting.  Our corporate SG&A costs increased primarily due to an increase in consulting costs in relation to potential strategic and financing transactions.

Our operating loss from continuing operations of $190.9 million in 2016, compared to $7.9 million in 2015.  This change was primarily due to goodwill and other asset impairments of $142.9 million during 2016, as well as decreased revenues in our North America segment and increased SG&A costs.

Goodwill impairment was $133.7 million in continuing operations during 2016. The charge occurred in our North America segment as a result of an impairment test performed in the fourth quarter of 2016.  The impairment test was triggered by lower than expected earnings and a sustained decrease in the stock price during the year.  Additionally, we impaired certain other assets of $9.2 million in continuing operations.

The following presents unaudited financial information about our reporting segments from discontinued operations:

During 2016, International segment revenues were $233.1 million, a decrease of $121.2 million, or 34.2%, compared to 2015.  The decrease was primarily driven by the Netherlands and Norway dispositions and less available resources in these countries.

Gross profit margin for our International segment, reported as discontinued operations, decreased to $40.4 million in 2016 from $87.7 million in 2015 due to the dispositions noted above, increased labor costs for both our internal resources and our subcontractors, and lower utilization.

SG&A costs of discontinued operations increased 3.5% to $70.1 million in 2016 compared to 2015 due to the impact of changes in foreign currency exchange rates and litigation costs.

Goodwill impairment reported as discontinued operations was $115.5 million during 2016. The charge was in our International segment as a result of impairment tests performed in the first and second quarters of 2016.  The International impairment tests were triggered by our annual goodwill impairment analysis, as well as the Netherlands Sale, lower than expected earnings and a sustained decrease in the stock price during the year.  Additionally, we impaired certain other assets of $1.9 million in discontinued operations.

Working Capital, Liquidity and Capital Resources

As of December 31, 2016 and December 31, 2015 we held $0.1 million and $0.1 million in cash domestically and $5.8 million and $20.3 million in cash internationally, respectively. At December 31, 2016, we had $0.6 million in working capital, which represented a $105.4 million decrease from $105.9 million at December 31, 2015. Our current ratio decreased to 1.0:1 at December 31, 2016 from 2.0:1 at December 31, 2015. Due to the substantial doubt about the Company’s ability to continue as a going concern, as discussed above, we can no longer assert that foreign earnings are indefinitely reinvested outside of the U.S. As such, we have reflected the repatriation of all foreign earnings back to the U.S. and changed our permanent reinvestment assertion. The maximum amount for borrowing at any time under such line of credit is determined according to a borrowing base valuation of eligible account receivables, which was $34.9 million at December 31, 2016. As of December 31, 2016, the Company had $34.9 million outstanding under the ABL facility with a maturity date of March 31, 2017 an acceleration by Wells Fargo. Our primary sources of liquidity are cash flows from operations, available cash reserves, and debt capacity under our ABL Facility. Please see the discussion of our default under certain covenants of our ABL Facility in Part III — Narrative, above.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, and expectations with respect to future operations, products, and services, and statements regarding future performance of one or more aspects of our business. We intend forward-looking statements to be identified by words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “goal,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “will,” and similar expressions.

Forward-looking statements include statements about such matters as (i) our ability to operate our business in compliance with all the covenants and restrictions that we are subject to under our Credit Facility, including those required in amendments to our Credit Facility, and to obtain waivers of default from Wells Fargo in the future if we fail to comply with the covenants and restrictions; (ii) our need to raise additional funding and whether we can raise that funding; (iii) whether we can consummate any strategic alternatives; (iv) uncertainty as to our ability to achieve profitability and positive cash flow; (v) business strategies and other plans and objectives for future operations, including retaining customer and retention, market, service and product development and restructuring of operations; (vi) our outlook on our future financial condition or results of operations; (vii) the amount and nature of future capital expenditures and the availability of liquidity and capital resources to fund capital expenditures; (viii) anticipated changes in the market for information technology (“IT”) services and spending on IT services by our customers; and (ix) anticipated changes in the methods we use, and costs we experience, in marketing, selling and delivering our services.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at the time they are made, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control. Risks and uncertainties could cause actual results and developments to differ materially from those expressed in, or implied or projected by, forward-looking information and statements provided here or in other disclosures and presentations. Those risks and uncertainties include, but are not limited to, the risks discussed or identified in a section titled “Risk Factors” in our filings with the SEC. As we may update those Risk Factors from time to time, please consult our public filings at www.sec.gov or www.ciber.com. Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date on which it is made. Except as required by law, we do not undertake any obligation to update or revise any forward-looking information or statements.

Ciber, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2017	By	/s/ Christian Mezger
		Name:	Christian Mezger,
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).